December 29, 2023

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	WisdomTree Bitcoin Trust

Amendment No. 4 to Registration Statement on Form S-1

Filed December 18, 2023

File No. 333-254134

Dear Mses. Tillan and Miller:

This response is provided on behalf of WisdomTree Bitcoin Fund (formerly, WisdomTree Bitcoin Trust) (the “Trust” or the “Registrant”) with respect to Staff comments received on December 27, 2023, regarding Amendment No. 4 to the Trust’s Registration Statement on Form S-1 (the “Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2023, for the purpose of registering shares of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

Cover Page

1.	Comment: We note your response to prior comment 5 and re-issue in part. Please revise your disclosure here to identify the initial Authorized Participant as an underwriter. Refer to Section 2(a)(11) of the Securities Act. In addition, please disclose that you are offering an indeterminate number of shares.

Response: The language below has been added to the front cover of the prospectus (emphasis added for the purpose of this response to indicate the identification of the initial Authorized Participant as an underwriter):

Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the 1933 Act, will be occurring. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the 1933 Act. For example, the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Baskets when purchased from the Trust with a view towards distribution of such Shares.

WisdomTree Bitcoin Fund 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Prospectus Summary

Net Asset Value

2.	Comment: In response to prior comment 8, you told us for purposes of your financial reporting under U.S. GAAP, all activities will be reflected on the trade date. Please tell us why your disclosure continues to state your "... daily activities are generally not reflected in the NAV determined for the Business Day on which the transactions are effected (the trade date), but rather on the following Business Day."

Response: The referenced disclosure has been removed.

Risk Factors

3.	Comment: To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.

Response: The following risk factor disclosure titled “Coinbase serves as the bitcoin custodian and prime execution agent for several competing exchange-traded bitcoin products, which could adversely affect the Trust's operations and ultimately the value of the Shares” has been added:

The Prime Execution Agent and Bitcoin Custodian are both affiliates of Coinbase Global. As of the date hereof, Coinbase Global is the largest publicly traded digital asset company in the world by market capitalization and is also the largest digital asset custodian in the world by assets under custody. By virtue of its leading market position and capabilities, and the relatively limited number of institutionally-capable providers of digital asset brokerage and custody services, Coinbase serves as the bitcoin custodian and prime execution agent for several competing exchange-traded bitcoin products and, as such, plays a critical role in supporting the U.S. spot bitcoin exchange-traded product ecosystem. If Coinbase were to favor the interests of certain exchange-traded products over others, it could result in inadequate attention or comparatively unfavorable commercial terms to less favored products, which could adversely affect the Trust's operations and ultimately the value of the Shares, particularly given the limited number of qualified alternative providers.

4.	Comment: Please revise to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and redemptions. Please add related risk factor disclosure as appropriate.

Response: The following has been added as a new disclosure, which is also responsive to Comment 14:

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The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the originally contemplated in-kind creation and redemption model, or the potential unavailability or exhaustion of the Trust’s ability to borrow bitcoin or cash as trade credits (“Trade Credits”), which the Trust would not be able to use in connection with in-kind creations and redemptions. Such delays could cause the execution price associated with such trades to materially deviate from the Reference Rate used to determine the NAV, particularly when considering that the trading prices for bitcoin have exhibited high levels of volatility and may continue to do so. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin, to elect to not participate in the Trust's Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying bitcoin held by the Trust, causing Shareholders to suffer losses.

Additionally, the following disclosure has also been added to the first paragraph of the section titled “Creation and Redemption of Shares”:

The price of bitcoin, the Trust’s NAV and the price of a Basket could rise or fall substantially between the time a creation order or redemption order is submitted and the time the amount of the purchase price in respect thereof is determined, and the risk of such price movements will be borne solely by the Authorized Participant.

Risk Factors Associated with bitcoin and the Bitcoin Network Bitcoin exchanges on which bitcoin trades are relatively new

5.	Comment: We note your response to prior comment 12 and re-issue in part. Please revise to add a separate risk factor that discusses the risk of wash trading.

Response: The following risk factor disclosure titled “Spot markets may be exposed to wash trading” has been added:

Spot markets on which bitcoin trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume exchanges on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information. Any actual or perceived false trading in the digital asset markets, and any other fraudulent or manipulative acts and practices, could adversely affect the value of bitcoin and/or negatively affect the market perception of bitcoin. To the extent that wash trading either occurs or appears to occur in spot markets on which bitcoin trades, investors may develop negative perceptions about bitcoin and the digital assets industry more broadly, which could adversely impact the price bitcoin and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset platforms at a relative competitive disadvantage.

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Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin

Bitcoin Protocol

6.	Comment: We note your response to prior comment 21 and re-issue in part. Please revise your disclosure to clarify:

•	Whether there is any circumstance under which the Trust would retain or hold any Incidental Rights;

•	Whether there would be any difference in how the Trust handles Incidental Rights via fork as compared to airdrops;

•	The specifics of how the Sponsor will arrange to sell the new cryptocurrency and distribute proceeds to the Shareholders, including whether and under what circumstances the Sponsor will utilize an affiliate or third-party to sell the cryptocurrency; and

•	Whether any entity will be responsible for verifying the instructions that are in place with the Trustee and the Sponsor regarding forks and airdrops.

Response: The following disclosure has been added after the third paragraph of the section titled “Bitcoin Protocol”:

The actions which the Sponsor may, in its sole discretion, determine the Trust shall take include (i) arranging for the sale of Incidental Rights and/or IR Virtual Currency, which may arise out of a fork, airdrop or similar event, and distributing the cash proceeds (net of expenses and any applicable withholding taxes) to the Depository Trust Company (“DTC”), (ii) using Incidental Rights and/or IR Virtual Currency to pay the Sponsor’s Fee and/or additional Trust expenses not assumed by the Sponsor, or (iii) electing not to acquire, claim, or obtain, and permanently and irrevocably abandoning, Incidental Rights or IR Virtual Currency for no consideration. The Sponsor is under no obligation to realize any economic benefit from any Incidental Rights or IR Virtual Currency on behalf of the Trust.

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With respect to any fork, airdrop or similar event, the Sponsor shall, in its sole discretion, determine what action the Trust shall take. In the event of a fork, the Sponsor will determine which network it believes is generally accepted as the Bitcoin network and should therefore be considered the appropriate network, and the associated asset as bitcoin, for the Trust’s purposes. The Sponsor may decide to cause the Trust to sell any Incidental Rights or IR Virtual Currency for cash (including, as determined by the Sponsor, in the case of a fork, the asset that is not generally accepted as bitcoin, or in the case of an airdrop, the airdropped asset) and distribute the cash proceeds or distribute them in-kind to DTC, and registered holders of Shares are entitled to receive such distributions in proportion to the number of shares owned. However, the Sponsor may instead determine, in its sole discretion, to permanently and irrevocably abandon such Incidental Rights or IR Virtual Currency for no consideration. In the case of abandonment of Incidental Rights or IR Virtual Currency, the Trust would not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency and thus the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency.

The Sponsor may choose to evaluate any event giving rise to Incidental Rights or IR Virtual Currency on a case-by-case basis in consultation with the Trust’s legal advisors, tax consultants, the Trustee, the Bitcoin Custodian, and the Prime Execution Agent. In determining whether to attempt to acquire and/or retain any Incidental Rights and IR Virtual Currency, the Sponsor expects to take into consideration whatever factors it deems relevant in its sole discretion, including, without limitation:

•	the Bitcoin Custodian’s agreement (or not) to provide access to the Incidental Rights or IR Virtual Currency;

•	the availability of a safe and practical way to custody the Incidental Rights or IR Virtual Currency;

•	the costs or operational burden of taking possession and/or maintaining ownership of the Incidental Rights or IR Virtual Currency and whether such costs or burden exceed the benefits of owning such Incidental Rights or IR Virtual Currency or the proceeds that would be realized for the Trust or Shareholders from a sale thereof;

•	whether there are any legal or regulatory restrictions on or risks or consequences arising from, or tax implications (including any impact on the Trust’s ability to qualify as a grantor trust for tax purposes) with respect to the ownership, sale or disposition of the Incidental Right or IR Virtual Currency, regardless of whether there is a safe and practical way to custody and secure such Incidental Right or IR Virtual Currency. The legal and regulatory analysis regarding an Incidental Right or IR Virtual Currency is not expected to be different between forks and airdrops;

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•	whether pricing data for such Incidental Right or IR Virtual Currency is readily available;

•	the existence of a suitable market into which the Incidental Right or IR Virtual Currency may be sold; and

•	whether claiming, owning, selling, or otherwise taking any action in respect of Incidental Rights or IR Virtual Currency may create legal or regulatory risks, liability, or burdens of any kind for the Trust, Sponsor, or Shareholders (including, without limitation, if such Incidental Rights or IR Virtual Currency is, or may be, a security under federal securities laws).

In the event that an Incidental Right or IR Virtual Currency reaches a threshold at which the Trust determines to recognize it following the assessment as described above, and that such asset had a value that was deemed material to the Trust, it could impact the NAV of the Trust. In such scenario, the Trust would take the asset into account for purposes of calculating NAV, relying on fair value in accordance with the fair value policies approved by the Trustee.

The Trust may in the future abandon any Incidental Rights and IR Virtual Currency.

Calculation of NAV

7.	Comment: We acknowledge your response to prior comment 28. Please note that we are continuing to consider your response.

Response: Acknowledged.

The Trust’s Service Providers

8.	Comment: We note your response to prior comment 37 and re-issue. Please provide a separately captioned section to describe the Prime Broker, including without limitation the material provisions of any material agreement between any transaction party and the Prime Broker, the Prime Broker’s experience and operating history, the Prime Broker 's policies and procedures with respect to any assets held by it on behalf of the Trust, how the Prime Broker will be compensated, and who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Prime Broker. Please also disclose whether or not assets of the Trust held at the Prime Broker will be held in segregated accounts, how much of the Trust's assets will be held at the Prime Broker, and whether there are any limits on the percentage or amount of Trust's assets that may be held at the Prime Broker at any point in time. In addition, please disclose whether the Prime Broker is responsible for on-chain transaction fees in the context of paying the Sponsor Fee through the Prime Broker.

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Response: Please note that references to “Prime Broker” have been replaced with “Prime Execution Agent” throughout the Prospectus. A new section titled “Prime Execution Agent” has been added which addresses each of the foregoing items, except fees associated with transactions involving Authorized Participants, which are discussed under the “Creation and Redemption of Shares” section of the Prospectus.

The Sponsor

9.	Comment: We note your response to prior comment 34. Please provide support for your claim of “WisdomTree’s heritage of innovation and extensive experience regarding bitcoin and the digital asset markets.”

Response: The paragraph has been updated to add applicable support for the above referenced claim.

Custody of the Trust’s Assets

10.	Comment: We note your response to prior comment 35 and re-issue. Please revise your disclosure to describe the “similarly secure technology.” We also note your disclosure that while the Bitcoin Custodian will generally keep all of the Trust’s bitcoin in cold storage on an ongoing basis, it is possible that, from time to time, portions of the Trust’s bitcoin will be held outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Baskets, to sell bitcoins including to pay Trust expenses, or to pay the Sponsor Fee, as necessary. Please revise to disclose how and when the Bitcoin Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receiving bitcoin from the Authorized Participants, (ii) selling bitcoin to pay the Trust's expenses and liabilities, (iii) transferring bitcoin to the Authorized Participants, and (iv) paying the Sponsor's fee.

Response: The reference to “similarly secure technology” has been removed and additional disclosure has been added regarding bitcoin transfers in the section titled “Custody of the Trust’s Assets and Certain Other Operational Matters”, and applicable Risk Factors have been updated accordingly.

11.	Comment: You state that the Bitcoin Custodian’s maximum liability limit for each cold storage address is $100 million. Please revise to disclose whether or not your agreement with the Bitcoin Custodian limits the size of each storage address to $100 million

Response: The disclosure has been revised to indicate that there are no contractual limitations on the amount of bitcoin that may be deposited in each cold storage address.

Creation and Redemption of Shares

12.	Comment: We understand that the Trust initially only will support in-cash creations and redemptions. Please revise throughout to remove the detailed disclosure regarding in-kind creations and redemptions given that it is not known at this time how subsequent regulatory approval of such model may impact the structure/mechanics of permissible in- kind creations and redemptions. To the extent that this understanding is not correct, we have the following additional comments:

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•	For clarity and to avoid confusion, please revise to reorganize your disclosure here into separate subheadings that describe the cash and in-kind creation and redemption processes.

•	With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the risk that any registered broker-dealer that participates in the in-kind creation or redemptions of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules. Please also similarly address the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection in-kind creation and redemption transactions.

Response: The Staff’s understanding is correct that the Trust only will support in-cash creations and redemptions and has removed any detail regarding in-kind transactions, which would only be added to the extent the listing exchange receives regulatory approval to permit the Trust to create and redeem in-kind. Accordingly, with details removed regarding in-kind transactions, the additional comments regarding in-kind creations and redemptions are no longer applicable.

13.	Comment: Please reconcile your statement that “[b]askets are only issued or redeemed in exchange for an amount of bitcoin or cash determined by the Trustee on each day that the Exchange is open for regular trading,” with the statement that “[e]ach night, the Sponsor or Trust Administrator will publish the amount of bitcoin or cash that will be required in exchange for each creation order.” Please also revise to disclose how the amount of cash required for a creation order is calculated.

Response: The first statement has been revised to indicate that baskets “…are only issued or redeemed in exchange for an amount of cash, whereby such amount of cash for a trading day is disclosed to Authorized Participants prior to the time that the Exchange is open for regular trading on such trading day (i.e., the night before such trading day)”, which is now consistent with the other noted statement.

14.	Comment: We note your response to prior comment 39 and re-issue in part. Please revise to describe:

•	Whether creation transactions with Authorized Participants will be settled on-chain or off-chain;

•	Which party will be responsible for fees relating to on-chain transactions;

•	The specifics of how an Authorized Participant will facilitate the deposit of bitcoin, generally through a designee of the Authorized Participant, with the Bitcoin Custodian, including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Bitcoin Custodian;

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•	The impact that volatility in the spot bitcoin market may have on the Trust’s ability to purchase or sell bitcoin at the same value as the creation order or redemption distribution, and which party bears the risk of loss if the Trust is put in a position where it has to purchase bitcoin at a higher price than the cash creation or to sell bitcoin at a lower price than the cash redemption; and

•	For cash orders, the impact that utilizing cash orders may have on the efficiency of the arbitrage mechanism.

Response: Given that baskets are only issued or redeemed in exchange for cash and prior in-kind disclosure has been removed, the first three bullets are no longer applicable. The fourth and fifth bullets have been addressed under the Risk Factor added in response to Comment No. 4.

Suspension or Rejection of Redemption Orders

15.	Comment: We note your response to prior comment 40 and re-issue in part. Please revise to disclose whether and how the Sponsor will notify investors of suspensions, and describe the potential impact of suspending creations and redemptions.

Response: The following language has been added as the last paragraph within the section titled “Suspension or Rejection of Redemption Orders”:

In the event that the Sponsor intends to suspend or postpone redemptions, it will provide Shareholders with notice in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

Creation and Redemption Transaction Fee

16.	Comment: We note your response to prior comment 41 and re-issue in part. We note your revised disclosure that the Authorized Participant’s cash transaction fee consists of operational processing and brokerage costs, transfers fees, network fees and stamp taxes. Please revise to disclose the circumstances under which the Sponsor may reduce, increase or otherwise change such fee.

Response: The referenced disclosure, “Creation and Redemption Transaction Fee”, has been revised as follows:

To compensate for expenses incurred in connection with the creation and redemption of Baskets, an Authorized Participant is required to pay a transaction fee to create or redeem Baskets, which is not expected to vary in accordance with the number of Baskets in such order. The transaction fee consists of the operational processing and brokerage costs, transfers fees, network fees and stamp taxes of the operational processing and brokerage costs, transfers fees, network fees and stamp taxes, and may be reduced, increased or otherwise changed by the Sponsor and the Trust based on changes to the costs associated with the transaction fee. The Sponsor will notify Authorized Participants of any change in the transaction fee and will not implement any change in the fee until after the date of notice.

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Use of Proceeds

17.	Comment: Please revise to identify the initial seed capital investor and quantify the initial seed capital amount.

Response: The Seed Capital Investor has been identified on the cover page of the Prospectus and reference to the seed shares has been added to “Use of Proceeds.”

* * * * *

Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Todd Zerega, Esq. (Perkins Coie LLP)

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